UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

RADIAN GROUP INC.

(Name of Subject Company (issuer))

RADIAN GROUP INC.

(Name of Filing Person (issuer))

2.25% Senior Convertible Debentures due 2022

(Title of Class of Securities)

750236 AE 1 and 750236 AF 8

(CUSIP Numbers of Class of Securities)

Howard S. Yaruss

Executive Vice President, Secretary and General Counsel

1601 Market Street

Philadelphia, Pennsylvania 19103

(215) 564-6600

(Name, address, and telephone numbers of person

authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

F. Douglas Raymond, III

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, Pennsylvania 19103

(215) 988-2700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$222,475,000	$28,188

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.25% Senior Convertible Debentures due 2022 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including contingent interest, and additional interest, if any, with respect to the Securities as of January 3, 2005. As of December 2, 2004, there was $220,000,000 in aggregate principal amount of Securities outstanding. We estimate accrued and unpaid interest with respect to the Securities as of January 3, 2005 to be approximately $2,475,000, resulting in an aggregate maximum purchase price of $222,475,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,188

Form or Registration No.: Schedule TO-I 005-45197

Filing Party: Radian Group Inc.

Date Filed: December 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) originally filed on December 2, 2004 by Radian Group Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase the 2.25% Senior Convertible Debentures due 2022 issued by the Company on January 11, 2002 (the “Securities”) upon the terms and subject to the conditions set forth in the Securities, the Indenture (as defined below), the Company Notice dated December 2, 2004 filed as Exhibit (a)(1)(A) to the Schedule TO-I (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Schedule TO-I (such offer by the Company, the “Put Option,” and such Company Notice and related offer materials, collectively, the “Put Option Materials”). The Securities were issued pursuant to an Indenture, dated as of January 11, 2002 (the “Indenture”), between the Company and The Bank of New York, as trustee.

The Put Option expired at 5:00 p.m., New York City time, on Monday, January 3, 2005. The Company has been advised by The Bank of New York, as paying agent (the “Paying Agent”), that pursuant to the terms of the Put Option Materials, Securities with an aggregate principal amount of $663,000 were validly surrendered and not withdrawn before the expiration of the Put Option. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Put Option Materials was $1,000 per $1,000 principal amount of the Securities plus any accrued and unpaid interest, including contingent interest and additional interest, if any, with respect to the Securities as of January 3, 2005. Accordingly, the aggregate purchase price for all of the Securities validly surrendered and not withdrawn before the expiration of the Put Option was approximately $663,124. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to each holder that validly surrendered and did not withdraw its Securities before the expiration of the Put Option. After the purchase of Securities pursuant to the Put Option, Securities with an aggregate principal amount of $219,337,000 remain outstanding.

Items 1 through 11.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of 2.25% Senior Convertible Debentures due 2022, dated December 2, 2004.

(a)(1)(B)*	Form of Purchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(b)	Not applicable

(d)	Indenture, dated as of January 11, 2002, between the Company and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 1, 2002.

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO-I filed on December 2, 2004.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADIAN GROUP INC.

By:	/s/ Terry Latimer
Name:	Terry Latimer
Title:	Vice President and Treasurer

Dated: January 4, 2005

EXHIBIT INDEX

(a	)(1)(A)*	Company Notice to Holders of 2.25% Senior Convertible Debentures due 2022, dated December 2, 2004.

(a	)(1)(B)*	Form of Purchase Notice.

(a	)(1)(C)*	Form of Notice of Withdrawal.

(d	)	Indenture, dated as of January 11, 2002, between the Company and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 1, 2002.

*	Previously filed as an exhibit to the Schedule TO-I filed on December 2, 2004.